UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arden Realty, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

039793104

(CUSIP Number)

Louise Guarneri
Credit Suisse
Eleven Madison Avenue, New York, NY 10010
(212) 325-2000

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

April 19, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	039793104

1.	Names of Reporting Persions. I.R.S. Identification Nos. of above persons (entities only) Credit Suisse, on behalf of the Investment Banking division
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	See Item 5.
	8. SHARED VOTING POWER	See Item 5.
	9. SOLE DISPOSITIVE POWER	See Item 5.
	10. SHARED DISPOSITIVE POWER	See Item 5.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) See Item 5.
14.	Type of Reporting Person BK, HC

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on January 17, 2006 (the "Schedule 13D") with respect to the Common Stock, $.01 par value (the "Shares") of Arden Realty, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 11601 Wilshire Boulevard, 4th Floor, Los Angeles, California 90025-1740, USA. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.
Item 2.	Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division") (the "Reporting Person"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, NY 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. ("CS Hldgs USA Inc"), a Delaware corporation. The address of the principal business and office of CS Hldgs USA Inc is Eleven Madison Avenue, New York, NY 10010, USA. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. ("CS USA Inc"), a Delaware corporation and holding company. CS USA Inc is the successor company of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and all references hereinafter to CSFB-USA shall be deemed to refer to CS USA Inc. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC ("CS Sec USA LLC"), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC ("CSFB LLC"), which is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFB LLC and CSFBC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, NY 10010.

CS USA Inc owns all of the voting stock of Credit Suisse Capital Holdings, Inc. ("CS Cap Hldgs Inc"), a Delaware corporation and holding company. CS Cap Hldgs Inc is the sole member of Credit Suisse Capital LLC ("CS Cap LLC"), a Delaware limited liability company and a registered over-the-counter ("OTC") derivatives dealer that transacts OTC derivative contracts with corporate clients, high-net worth individuals and affiliates. The address of the principal business and office of each of CS Cap Hldgs Inc and CS Cap LLC is Eleven Madison Avenue, New York, NY 10010.

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG and its consolidated subsidiaries are comprised of the Bank and the Winterthur division (the "Winterthur division"). In addition to the Investment Banking division, the Bank is comprised of the Asset Management division (the "Asset Management division") and the Private Banking division (the "Private Banking division"). The Winterthur division provides life and non-life insurance and pension products to private and corporate clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division) may beneficially own Shares to which this Schedule 13D relates and such Shares are not reported in this Schedule 13D. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division.

The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC may be deemed for purposes of this Schedule 13D to beneficially own shares of Common Stock held in client accounts with respect to which CS Sec USA LLC or its employees have voting or investment discretion, or both ("Managed Accounts"). The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Cap Hldgs Inc, CS Cap LLC and CS Sec USA LLC are set forth on Schedules A-1 through A-6 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Cap Hldgs Inc, CS Cap LLC nor CS Sec USA LLC nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-6 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:
•

CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•

CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC's violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission's ("SEC") complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASD Inc. ("NASD") rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:
•

CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•

CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB LLC's customers, and (iv) make its analysts' historical price targets (among other things) publicly available.

•

CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.	Source and Amounts of Funds

The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The aggregate consideration (exclusive of commissions) paid by CS Cap LLC for the acquisitions of the Shares (described in Item 5(a) below) was USD 177,139,341. The aggregate consideration (exclusive of commissions) paid by CS Sec USA LLC was USD 71,094,716.

The funds used by CS Cap LLC and CS Sec USA LLC to make these acquisitions, and the acquisitions described in Schedule B attached hereto, came from working capital.

Item 4.	Purpose of Transaction

The response set forth in the first paragraph of Item 4 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

CS Cap LLC acquired 3,921,521 Shares for hedging purposes. CS Sec USA LLC acquired 56,285 Shares for hedging purposes, 8,817 Shares as part of index arbitrage trading strategies, 1,515,000 Shares as part of risk arbitrage trading strategies and 1,000 Shares as part of statistical arbitrage trading strategies.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5(a) and 5(c) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:
(a)

As of April 24, 2006, the Reporting Person may be deemed to beneficially own an aggregate of 5,502,623 Shares, consisting of 3,921,521 Shares held directly by CS Cap LLC and 1,581,102 Shares held directly by CS Sec USA LLC.

Accordingly, the Reporting Person may be deemed to beneficially own 8.2% of the outstanding Shares.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Cap Hldgs Inc, CS Cap LLC nor CS Sec USA LLC nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-6 attached hereto, beneficially owns any additional Shares.

(c)

Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares effected by the Reporting Person during the period beginning February 24, 2006 and ending April 24, 2006, inclusive.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 26, 2006
Credit Suisse, on behalf of the Investment Banking division
By:	/s/ Louise Guarneri
Name:	Louise Guarneri
Title:	Director

SCHEDULE A - 1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Human Resources	United States
Phil Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Information Technology	United States
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the Investment Banking Division and Chairman of the Investment Banking Management Committee	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Head of Alternative Investments	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Corporate and Investment Banking and Head of the Global Mergers and Acquisitions Group	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of the Fixed Income Division	United States
James E. Kreitman	One Cabot Square London E14 4QJ Great Britain	Co-Head of the Equity Division	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman and Chief Client Officer	Nigeria
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Senior Finance Officer of the Investment Banking Division	United States
Mark Rufeh	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategy Implementation and Expense Management	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Global Corporate and Investment Banking Division	United States
Ken Weiner	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Operational Risk Management	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Americas Region	United States

SCHEDULE A - 2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc.. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, New York 10010 USA	Treasurer	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel	United States

SCHEDULE A - 3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, New York 10010 USA	Treasurer	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

SCHEDULE A - 4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL HOLDINGS, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital Holdings, Inc. The business address of Credit Suisse Capital Holdings, Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, New York 10010 USA	Treasurer	United States
Gary Gluck	Eleven Madison Avenue New York, New York 10010	Board Member	United States
Robert E. Griffith	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Jason P. Manske	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States
Paul J. O'Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Philip S. Vasan	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Simon D. Yates	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Chief Executive Officer and Board Member	United States

SCHEDULE A - 5

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital LLC. The business address of Credit Suisse Capital LLC is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
John F. Clark	Eleven Madison Avenue New York, NY 10010 USA	Manager and Chief Operating Officer	United States
Jason P. Manske	Eleven Madison Avenue New York, NY 10010 USA	President, Managing Director and Board Manager	United States
Ann Catherine Myers	One Madison Avenue New York, NY 10010 USA	General Counsel and Director of Compliance	United States
Paul J. O'Keefe	Eleven Madison Avenue New York, NY 10010 USA	Board Manager and Chief Financial Officer	United States
Sudip V. Thakor	Eleven Madison Avenue New York, NY 10010 USA	Mananging Director and Board Manager	United States
Simon D. Yates	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Chief Executive Officer and Board Manager	United States

SCHEDULE A - 6

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Gary Gluck	Eleven Madison Avenue New York, New York 10010	Treasurer	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Paul J. O'Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel	United States

SCHEDULE B

The following table lists all trades effected by the indicated entity in the Shares between February 24, 2006 and April 24, 2006. All trades were effected in ordinary trading on the indicated exchange.

Date	Entity	Buy/Sell	Quantity	Security	Price	CCY	Exchange
24 Feb 2006	CS Sec USA LLC	Sell	744	Shares	45.289	USD	New York Stock Exchange
24 Feb 2006	CS Sec USA LLC	Buy	744	Shares	45.289	USD	New York Stock Exchange
24 Feb 2006	CS Sec USA LLC	Buy	300	Shares	45.290	USD	New York Stock Exchange
24 Feb 2006	CS Sec USA LLC	Buy	400	Shares	45.285	USD	New York Stock Exchange
24 Feb 2006	CS Sec USA LLC	Buy	100	Shares	45.290	USD	New York Stock Exchange
24 Feb 2006	CS Sec USA LLC	Buy	160	Shares	45.300	USD	New York Stock Exchange
24 Feb 2006	CS Sec USA LLC	Sell	200	Shares	45.280	USD	New York Stock Exchange
24 Feb 2006	CS Sec USA LLC	Sell	200	Shares	45.290	USD	New York Stock Exchange
27 Feb 2006	CS Sec USA LLC	Sell	200	Shares	45.300	USD	New York Stock Exchange
28 Feb 2006	CS Sec USA LLC	Sell	409	Shares	45.360	USD	New York Stock Exchange
28 Feb 2006	CS Sec USA LLC	Buy	409	Shares	45.360	USD	New York Stock Exchange
28 Feb 2006	CS Sec USA LLC	Sell	152	Shares	45.350	USD	New York Stock Exchange
28 Feb 2006	CS Sec USA LLC	Buy	3	Shares	45.360	USD	New York Stock Exchange
01 Mar 2006	CS Sec USA LLC	Sell	500	Shares	45.414	USD	New York Stock Exchange
01 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.400	USD	New York Stock Exchange
01 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.400	USD	New York Stock Exchange
01 Mar 2006	CS Sec USA LLC	Sell	10	Shares	45.360	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Sell	603	Shares	45.403	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Sell	483	Shares	45.406	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Sell	420	Shares	45.410	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Sell	122	Shares	45.410	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Sell	35	Shares	45.410	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Buy	203	Shares	45.410	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Buy	1,460	Shares	45.406	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.420	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Sell	700	Shares	45.393	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Sell	400	Shares	45.405	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.410	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Buy	35,900	Shares	45.390	USD	New York Stock Exchange
02 Mar 2006	CS Sec USA LLC	Sell	400	Shares	45.413	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Sell	160	Shares	45.390	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Buy	160	Shares	45.390	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Buy	200	Shares	45.410	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Buy	300	Shares	45.420	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Sell	1,152	Shares	45.410	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Sell	284	Shares	45.403	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Sell	700	Shares	45.403	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Sell	500	Shares	45.396	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.390	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Sell	1,500	Shares	45.410	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Sell	7,900	Shares	45.405	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Sell	1,500	Shares	45.410	USD	New York Stock Exchange
03 Mar 2006	CS Sec USA LLC	Sell	700	Shares	45.393	USD	New York Stock Exchange
06 Mar 2006	CS Sec USA LLC	Sell	551	Shares	45.460	USD	New York Stock Exchange
06 Mar 2006	CS Sec USA LLC	Buy	551	Shares	45.460	USD	New York Stock Exchange
06 Mar 2006	CS Sec USA LLC	Buy	500	Shares	45.474	USD	New York Stock Exchange
06 Mar 2006	CS Sec USA LLC	Buy	20	Shares	45.490	USD	New York Stock Exchange
06 Mar 2006	CS Sec USA LLC	Buy	300	Shares	45.476	USD	New York Stock Exchange
06 Mar 2006	CS Sec USA LLC	Buy	2,680	Shares	45.474	USD	New York Stock Exchange
07 Mar 2006	CS Sec USA LLC	Sell	2,195	Shares	45.414	USD	New York Stock Exchange
07 Mar 2006	CS Sec USA LLC	Sell	600	Shares	45.418	USD	New York Stock Exchange
07 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.430	USD	New York Stock Exchange
07 Mar 2006	CS Sec USA LLC	Sell	200	Shares	45.460	USD	New York Stock Exchange
08 Mar 2006	CS Sec USA LLC	Sell	500	Shares	45.500	USD	New York Stock Exchange
08 Mar 2006	CS Sec USA LLC	Buy	500	Shares	45.500	USD	New York Stock Exchange
08 Mar 2006	CS Sec USA LLC	Sell	500	Shares	45.460	USD	New York Stock Exchange
08 Mar 2006	CS Sec USA LLC	Sell	3,038	Shares	45.468	USD	New York Stock Exchange
08 Mar 2006	CS Sec USA LLC	Sell	62	Shares	45.460	USD	New York Stock Exchange
08 Mar 2006	CS Sec USA LLC	Sell	300	Shares	45.500	USD	New York Stock Exchange
08 Mar 2006	CS Sec USA LLC	Buy	600	Shares	45.500	USD	New York Stock Exchange
09 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.460	USD	New York Stock Exchange
10 Mar 2006	CS Sec USA LLC	Sell	6,094	Shares	45.382	USD	New York Stock Exchange
10 Mar 2006	CS Sec USA LLC	Sell	206	Shares	45.395	USD	New York Stock Exchange
10 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.380	USD	New York Stock Exchange
10 Mar 2006	CS Sec USA LLC	Sell	45	Shares	45.450	USD	New York Stock Exchange
13 Mar 2006	CS Sec USA LLC	Buy	100	Shares	45.440	USD	New York Stock Exchange
13 Mar 2006	CS Sec USA LLC	Sell	163	Shares	45.450	USD	New York Stock Exchange
13 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.440	USD	New York Stock Exchange
13 Mar 2006	CS Sec USA LLC	Sell	6,000	Shares	45.441	USD	New York Stock Exchange
13 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.440	USD	New York Stock Exchange
13 Mar 2006	CS Sec USA LLC	Sell	500	Shares	45.440	USD	New York Stock Exchange
14 Mar 2006	CS Sec USA LLC	Sell	5,800	Shares	45.471	USD	New York Stock Exchange
14 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.470	USD	New York Stock Exchange
14 Mar 2006	CS Sec USA LLC	Sell	300	Shares	45.480	USD	New York Stock Exchange
14 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.460	USD	New York Stock Exchange
14 Mar 2006	CS Sec USA LLC	Buy	100	Shares	45.480	USD	New York Stock Exchange
15 Mar 2006	CS Sec USA LLC	Buy	1,000	Shares	45.520	USD	New York Stock Exchange
15 Mar 2006	CS Sec USA LLC	Sell	313	Shares	45.506	USD	New York Stock Exchange
15 Mar 2006	CS Sec USA LLC	Sell	200	Shares	45.495	USD	New York Stock Exchange
15 Mar 2006	CS Sec USA LLC	Sell	200	Shares	45.500	USD	New York Stock Exchange
15 Mar 2006	CS Sec USA LLC	Buy	134	Shares	45.500	USD	New York Stock Exchange
15 Mar 2006	CS Sec USA LLC	Buy	330	Shares	45.510	USD	New York Stock Exchange
15 Mar 2006	CS Sec USA LLC	Sell	330	Shares	45.510	USD	New York Stock Exchange
15 Mar 2006	CS Sec USA LLC	Sell	800	Shares	45.510	USD	New York Stock Exchange
16 Mar 2006	CS Sec USA LLC	Buy	500	Shares	45.540	USD	New York Stock Exchange
16 Mar 2006	CS Sec USA LLC	Sell	1,460	Shares	45.542	USD	New York Stock Exchange
16 Mar 2006	CS Sec USA LLC	Buy	200	Shares	45.520	USD	New York Stock Exchange
16 Mar 2006	CS Sec USA LLC	Sell	200	Shares	45.520	USD	New York Stock Exchange
16 Mar 2006	CS Sec USA LLC	Sell	400	Shares	45.540	USD	New York Stock Exchange
17 Mar 2006	CS Sec USA LLC	Buy	300	Shares	45.560	USD	New York Stock Exchange
17 Mar 2006	CS Sec USA LLC	Buy	200	Shares	45.550	USD	New York Stock Exchange
17 Mar 2006	CS Sec USA LLC	Buy	2,434	Shares	45.544	USD	New York Stock Exchange
17 Mar 2006	CS Sec USA LLC	Buy	6,566	Shares	45.543	USD	New York Stock Exchange
17 Mar 2006	CS Sec USA LLC	Buy	12,300	Shares	45.540	USD	New York Stock Exchange
17 Mar 2006	CS Sec USA LLC	Buy	1,800	Shares	45.560	USD	New York Stock Exchange
17 Mar 2006	CS Sec USA LLC	Buy	40,880	Shares	45.520	USD	New York Stock Exchange
17 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.530	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Sell	1,300	Shares	45.504	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Buy	1,300	Shares	45.504	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Buy	100	Shares	45.500	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Sell	3,500	Shares	45.502	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Sell	3,200	Shares	45.505	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Sell	200	Shares	45.495	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Sell	160	Shares	45.510	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Buy	160	Shares	45.504	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.570	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Sell	44,022	Shares	45.510	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Buy	100	Shares	45.500	USD	New York Stock Exchange
20 Mar 2006	CS Sec USA LLC	Buy	300	Shares	45.500	USD	New York Stock Exchange
21 Mar 2006	CS Sec USA LLC	Sell	24	Shares	45.530	USD	New York Stock Exchange
21 Mar 2006	CS Sec USA LLC	Sell	29	Shares	45.540	USD	New York Stock Exchange
21 Mar 2006	CS Sec USA LLC	Sell	200	Shares	45.580	USD	New York Stock Exchange
21 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.585	USD	New York Stock Exchange
21 Mar 2006	CS Sec USA LLC	Sell	300	Shares	45.553	USD	New York Stock Exchange
21 Mar 2006	CS Sec USA LLC	Buy	100	Shares	45.590	USD	New York Stock Exchange
21 Mar 2006	CS Sec USA LLC	Buy	200	Shares	45.545	USD	New York Stock Exchange
22 Mar 2006	CS Sec USA LLC	Sell	600	Shares	45.550	USD	New York Stock Exchange
22 Mar 2006	CS Sec USA LLC	Sell	1,200	Shares	45.554	USD	New York Stock Exchange
22 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.550	USD	New York Stock Exchange
22 Mar 2006	CS Sec USA LLC	Buy	4,300	Shares	45.550	USD	New York Stock Exchange
22 Mar 2006	CS Sec USA LLC	Buy	300	Shares	45.560	USD	New York Stock Exchange
22 Mar 2006	CS Sec USA LLC	Sell	600	Shares	45.558	USD	New York Stock Exchange
22 Mar 2006	CS Sec USA LLC	Sell	200	Shares	45.550	USD	New York Stock Exchange
22 Mar 2006	CS Sec USA LLC	Buy	600	Shares	45.578	USD	New York Stock Exchange
23 Mar 2006	CS Sec USA LLC	Sell	6,700	Shares	45.579	USD	New York Stock Exchange
23 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.570	USD	New York Stock Exchange
23 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.590	USD	New York Stock Exchange
23 Mar 2006	CS Sec USA LLC	Sell	91	Shares	45.580	USD	New York Stock Exchange
23 Mar 2006	CS Sec USA LLC	Buy	200	Shares	45.570	USD	New York Stock Exchange
23 Mar 2006	CS Sec USA LLC	Buy	200	Shares	45.580	USD	New York Stock Exchange
24 Mar 2006	CS Sec USA LLC	Sell	5,400	Shares	45.564	USD	New York Stock Exchange
24 Mar 2006	CS Sec USA LLC	Sell	200	Shares	45.585	USD	New York Stock Exchange
24 Mar 2006	CS Sec USA LLC	Sell	40	Shares	45.560	USD	New York Stock Exchange
24 Mar 2006	CS Sec USA LLC	Buy	100	Shares	45.560	USD	New York Stock Exchange
24 Mar 2006	CS Sec USA LLC	Buy	300	Shares	45.577	USD	New York Stock Exchange
27 Mar 2006	CS Sec USA LLC	Sell	500	Shares	45.560	USD	New York Stock Exchange
27 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.540	USD	New York Stock Exchange
27 Mar 2006	CS Sec USA LLC	Buy	100	Shares	45.550	USD	New York Stock Exchange
28 Mar 2006	CS Sec USA LLC	Sell	400	Shares	45.563	USD	New York Stock Exchange
28 Mar 2006	CS Sec USA LLC	Buy	200	Shares	45.560	USD	New York Stock Exchange
28 Mar 2006	CS Sec USA LLC	Sell	200	Shares	45.550	USD	New York Stock Exchange
28 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.550	USD	New York Stock Exchange
28 Mar 2006	CS Sec USA LLC	Buy	100	Shares	45.570	USD	New York Stock Exchange
28 Mar 2006	CS Sec USA LLC	Buy	300	Shares	45.567	USD	New York Stock Exchange
29 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.090	USD	New York Stock Exchange
29 Mar 2006	CS Sec USA LLC	Sell	200	Shares	45.070	USD	New York Stock Exchange
29 Mar 2006	CS Sec USA LLC	Sell	200	Shares	45.095	USD	New York Stock Exchange
29 Mar 2006	CS Sec USA LLC	Sell	100	Shares	45.150	USD	New York Stock Exchange
30 Mar 2006	CS Sec USA LLC	Sell	300	Shares	45.063	USD	New York Stock Exchange
30 Mar 2006	CS Sec USA LLC	Sell	300	Shares	45.077	USD	New York Stock Exchange
30 Mar 2006	CS Sec USA LLC	Buy	200	Shares	45.070	USD	New York Stock Exchange
31 Mar 2006	CS Sec USA LLC	Sell	400	Shares	45.080	USD	New York Stock Exchange
31 Mar 2006	CS Sec USA LLC	Buy	246	Shares	45.125	USD	New York Stock Exchange
31 Mar 2006	CS Sec USA LLC	Buy	854	Shares	45.082	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Sell	25,000	Shares	45.091	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Buy	400	Shares	45.103	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Buy	700	Shares	45.096	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Buy	700	Shares	45.109	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Buy	1,600	Shares	45.103	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Buy	21,600	Shares	45.089	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Sell	1	Shares	45.100	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Buy	400	Shares	45.103	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Buy	600	Shares	45.108	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Sell	900	Shares	45.089	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Sell	200	Shares	45.105	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Buy	800	Shares	45.100	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.150	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Sell	500	Shares	45.086	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Sell	500	Shares	45.098	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Sell	300	Shares	45.113	USD	New York Stock Exchange
03 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.090	USD	New York Stock Exchange
04 Apr 2006	CS Sec USA LLC	Sell	120	Shares	45.130	USD	New York Stock Exchange
04 Apr 2006	CS Sec USA LLC	Sell	20	Shares	45.130	USD	New York Stock Exchange
04 Apr 2006	CS Sec USA LLC	Buy	140	Shares	45.130	USD	New York Stock Exchange
04 Apr 2006	CS Sec USA LLC	Sell	400	Shares	45.115	USD	New York Stock Exchange
04 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.120	USD	New York Stock Exchange
04 Apr 2006	CS Sec USA LLC	Buy	200	Shares	45.115	USD	New York Stock Exchange
04 Apr 2006	CS Sec USA LLC	Buy	500	Shares	45.120	USD	New York Stock Exchange
04 Apr 2006	CS Sec USA LLC	Sell	900	Shares	45.116	USD	New York Stock Exchange
04 Apr 2006	CS Sec USA LLC	Buy	200	Shares	45.130	USD	New York Stock Exchange
05 Apr 2006	CS Sec USA LLC	Sell	480	Shares	45.230	USD	New York Stock Exchange
05 Apr 2006	CS Sec USA LLC	Sell	130	Shares	45.230	USD	New York Stock Exchange
05 Apr 2006	CS Sec USA LLC	Buy	610	Shares	45.230	USD	New York Stock Exchange
05 Apr 2006	CS Sec USA LLC	Sell	300	Shares	45.213	USD	New York Stock Exchange
05 Apr 2006	CS Sec USA LLC	Buy	400	Shares	45.230	USD	New York Stock Exchange
05 Apr 2006	CS Sec USA LLC	Buy	500	Shares	45.218	USD	New York Stock Exchange
05 Apr 2006	CS Sec USA LLC	Buy	27	Shares	45.200	USD	New York Stock Exchange
05 Apr 2006	CS Sec USA LLC	Sell	400	Shares	45.225	USD	New York Stock Exchange
06 Apr 2006	CS Sec USA LLC	Sell	100	Shares	45.240	USD	New York Stock Exchange
06 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.230	USD	New York Stock Exchange
07 Apr 2006	CS Sec USA LLC	Buy	191	Shares	45.210	USD	New York Stock Exchange
07 Apr 2006	CS Sec USA LLC	Sell	28	Shares	45.210	USD	New York Stock Exchange
07 Apr 2006	CS Sec USA LLC	Buy	44,689	Shares	45.210	USD	New York Stock Exchange
07 Apr 2006	CS Sec USA LLC	Sell	100	Shares	45.210	USD	New York Stock Exchange
07 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.210	USD	New York Stock Exchange
10 Apr 2006	CS Sec USA LLC	Sell	200	Shares	45.210	USD	New York Stock Exchange
10 Apr 2006	CS Sec USA LLC	Sell	100	Shares	45.200	USD	New York Stock Exchange
10 Apr 2006	CS Sec USA LLC	Sell	41	Shares	45.180	USD	New York Stock Exchange
10 Apr 2006	CS Sec USA LLC	Buy	22	Shares	45.210	USD	New York Stock Exchange
10 Apr 2006	CS Sec USA LLC	Buy	2,660	Shares	45.170	USD	New York Stock Exchange
10 Apr 2006	CS Sec USA LLC	Sell	41,895	Shares	45.170	USD	New York Stock Exchange
10 Apr 2006	CS Sec USA LLC	Sell	44,555	Shares	45.170	USD	New York Stock Exchange
10 Apr 2006	CS Sec USA LLC	Sell	200	Shares	45.180	USD	New York Stock Exchange
10 Apr 2006	CS Sec USA LLC	Sell	100	Shares	45.170	USD	New York Stock Exchange
10 Apr 2006	CS Sec USA LLC	Sell	100	Shares	45.200	USD	New York Stock Exchange
10 Apr 2006	CS Sec USA LLC	Buy	200	Shares	45.215	USD	New York Stock Exchange
11 Apr 2006	CS Sec USA LLC	Sell	100	Shares	45.160	USD	New York Stock Exchange
11 Apr 2006	CS Sec USA LLC	Sell	60	Shares	45.160	USD	New York Stock Exchange
11 Apr 2006	CS Sec USA LLC	Buy	160	Shares	45.160	USD	New York Stock Exchange
11 Apr 2006	CS Sec USA LLC	Sell	300	Shares	45.193	USD	New York Stock Exchange
11 Apr 2006	CS Sec USA LLC	Buy	2	Shares	45.180	USD	New York Stock Exchange
12 Apr 2006	CS Sec USA LLC	Sell	8,000	Shares	45.170	USD	New York Stock Exchange
12 Apr 2006	CS Sec USA LLC	Buy	8,000	Shares	45.170	USD	New York Stock Exchange
12 Apr 2006	CS Sec USA LLC	Sell	500	Shares	45.180	USD	New York Stock Exchange
13 Apr 2006	CS Sec USA LLC	Sell	6,356	Shares	45.180	USD	New York Stock Exchange
13 Apr 2006	CS Sec USA LLC	Buy	1,636	Shares	45.208	USD	New York Stock Exchange
17 Apr 2006	CS Sec USA LLC	Sell	200	Shares	45.225	USD	New York Stock Exchange
17 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.220	USD	New York Stock Exchange
17 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.230	USD	New York Stock Exchange
17 Apr 2006	CS Sec USA LLC	Sell	1,400	Shares	45.200	USD	New York Stock Exchange
17 Apr 2006	CS Sec USA LLC	Sell	664	Shares	45.211	USD	New York Stock Exchange
17 Apr 2006	CS Sec USA LLC	Sell	364	Shares	45.212	USD	New York Stock Exchange
17 Apr 2006	CS Sec USA LLC	Sell	200	Shares	45.210	USD	New York Stock Exchange
17 Apr 2006	CS Sec USA LLC	Sell	100	Shares	45.210	USD	New York Stock Exchange
17 Apr 2006	CS Sec USA LLC	Buy	200	Shares	45.230	USD	New York Stock Exchange
17 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.220	USD	New York Stock Exchange
18 Apr 2006	CS Sec USA LLC	Sell	210	Shares	45.250	USD	New York Stock Exchange
18 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.250	USD	New York Stock Exchange
18 Apr 2006	CS Sec USA LLC	Buy	110	Shares	45.250	USD	New York Stock Exchange
18 Apr 2006	CS Sec USA LLC	Sell	200	Shares	45.235	USD	New York Stock Exchange
18 Apr 2006	CS Sec USA LLC	Sell	2,200	Shares	45.230	USD	New York Stock Exchange
18 Apr 2006	CS Sec USA LLC	Sell	100	Shares	45.220	USD	New York Stock Exchange
18 Apr 2006	CS Sec USA LLC	Buy	600	Shares	45.260	USD	New York Stock Exchange
19 Apr 2006	CS Cap LLC	Buy	721,521	Shares	45.260	USD	New York Stock Exchange
19 Apr 2006	CS Sec USA LLC	Sell	750	Shares	45.270	USD	New York Stock Exchange
19 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.270	USD	New York Stock Exchange
19 Apr 2006	CS Sec USA LLC	Buy	650	Shares	45.270	USD	New York Stock Exchange
19 Apr 2006	CS Sec USA LLC	Buy	200	Shares	45.260	USD	New York Stock Exchange
19 Apr 2006	CS Sec USA LLC	Sell	4,600	Shares	45.260	USD	New York Stock Exchange
19 Apr 2006	CS Sec USA LLC	Sell	100	Shares	45.260	USD	New York Stock Exchange
19 Apr 2006	CS Sec USA LLC	Sell	721,521	Shares	45.260	USD	New York Stock Exchange
19 Apr 2006	CS Sec USA LLC	Buy	721,521	Shares	45.260	USD	New York Stock Exchange
20 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.280	USD	New York Stock Exchange
20 Apr 2006	CS Sec USA LLC	Buy	300	Shares	45.277	USD	New York Stock Exchange
20 Apr 2006	CS Sec USA LLC	Buy	800	Shares	45.288	USD	New York Stock Exchange
20 Apr 2006	CS Sec USA LLC	Sell	31	Shares	45.280	USD	New York Stock Exchange
20 Apr 2006	CS Sec USA LLC	Sell	4	Shares	45.290	USD	New York Stock Exchange
20 Apr 2006	CS Sec USA LLC	Sell	13,300	Shares	45.270	USD	New York Stock Exchange
21 Apr 2006	CS Sec USA LLC	Sell	460	Shares	45.270	USD	New York Stock Exchange
21 Apr 2006	CS Sec USA LLC	Buy	460	Shares	45.270	USD	New York Stock Exchange
21 Apr 2006	CS Sec USA LLC	Sell	400	Shares	45.260	USD	New York Stock Exchange
21 Apr 2006	CS Sec USA LLC	Sell	200	Shares	45.270	USD	New York Stock Exchange
21 Apr 2006	CS Sec USA LLC	Sell	100	Shares	45.260	USD	New York Stock Exchange
21 Apr 2006	CS Sec USA LLC	Buy	100	Shares	45.263	USD	New York Stock Exchange
21 Apr 2006	CS Sec USA LLC	Buy	600	Shares	45.263	USD	New York Stock Exchange
21 Apr 2006	CS Sec USA LLC	Sell	191	Shares	45.270	USD	New York Stock Exchange
21 Apr 2006	CS Sec USA LLC	Sell	106	Shares	45.300	USD	New York Stock Exchange
24 Apr 2006	CS Cap LLC	Buy	171,315	Shares	45.290	USD	New York Stock Exchange
24 Apr 2006	CS Sec USA LLC	Sell	171,315	Shares	45.290	USD	New York Stock Exchange
24 Apr 2006	CS Sec USA LLC	Buy	171,315	Shares	45.290	USD	New York Stock Exchange